TERRA NOVA GOLD CORP.

                                                TSX VENTURE EXCHANGE SYMBOL: TGC
                                            FRANKFURT STOCK EXCHANGE SYMBOL: GLT
                                               BERLIN STOCK EXCHANGE SYMBOL: GLT

                                                              SEPTEMBER 19, 2003

NEWS  RELEASE



Mr. David Patterson, Chairman of Terra Nova Gold Corp. ("the Company") announces, as a follow-up to the Company's news release dated August 27, 2003, that the 10,825,966 shares have now been issued to Ocean Resources Capital Holdings Plc ("ORCH") pursuant to the conversion of the Company's 2,600,000 convertible loan note issued in favour of ORCH. The Company has also issued to ORCH 2,000,000 detachable share purchase warrants, each warrant entitling ORCH to purchase one common share of the Company at a price of $0.45 per share until September 8, 2005.

The shares, and any shares to be issued upon the exercise of the warrants, are subject to a hold period expiring January 9, 2004.

A finder's fee of $86,376 was paid as consideration for arranging the financing with ORCH. The net proceeds received from this private placement will be used to further exploration of the Company's Cape Ray Gold Project and for general working capital purposes.

The Company and ORCH jointly announce, pursuant to section 111 of the Securities Act (British Columbia), that ORCH's acquisition of 10,825,966 common shares represents 54.0% of the issued and outstanding shares of the Company. On a fully diluted basis, assuming ORCH exercises all its warrants, it would hold a maximum of 12,825,966 common shares, representing 58.2% of the Company's issued and outstanding share capital. The creation of ORCH's control block, by way of the private placement, was approved by the Company's shareholders at its extraordinary general meeting held on April 9, 2003.

The shares were acquired by ORCH for investment purposes. ORCH does not intend to acquire additional shares of the Company.


                       On behalf of the Board of Directors

                              TERRA NOVA GOLD CORP.


                                "DAVID PATTERSON"
                                    Chairman